Exhibit 99.1

ENTRÉE RESOURCES WELCOMES START OF OYU TOLGOI UNDERGROUND MINE AND ANNOUNCEMENT OF RENEWED PARTNERSHIP WITH GOVERNMENT OF MONGOLIA

VANCOUVER, BC, Jan. 25, 2022 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) (- the "Company" or "Entrée") reports that on January 24, 2022, Turquoise Hill Resources Ltd. ("Turquoise Hill"), announced the resolution of key outstanding issues related to the Oyu Tolgoi underground mine:

•	Turquoise Hill and the Government of Mongolia reached a mutual understanding for a renewed partnership.
•	Turquoise Hill and Rio Tinto entered into a binding agreement that delineates a comprehensive funding arrangement to address Turquoise Hill's estimated incremental funding requirements to complete the project.
•	The Oyu Tolgoi LLC ("OTLLC") board approved the signing of an Electricity Supply Agreement to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia.

As a result, the OTLLC board unanimously approved commencement of the undercut to start Hugo North Lift 1 Panel 0 underground mine production on the Oyu Tolgoi mining licence.

Oyu Tolgoi includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée's joint venture partner, OTLLC, and the Entrée/Oyu Tolgoi JV Property, a partnership between Entrée and OTLLC.  The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1 and is an integral part of the Lift 1 mine plan.

Stephen Scott, Entrée's President & CEO commented, "This is great news for Entrée and all Oyu Tolgoi project stakeholders. Establishing a strong relationship between all parties going forward is an essential element of ensuring optimal operational and financial performance at the Oyu Tolgoi mine for decades to come. Resolution of outstanding issues has enabled commencement of Panel 0 underground mining operations.  This is a key milestone towards achieving design production rates from the underground mine which will require contributions from all three panels in the Lift 1 mine plan, including Panel 1, a significant portion of which is on the Entrée/ Oyu Tolgoi JV Property. Panel 1 includes some of the highest-grade mineralization in the entire Oyu Tolgoi combined project area."

Highlights of Turquoise Hill's January 24, 2022 news release include:

•	Turquoise Hill has agreed to waive in full the US$2.4 billion carry account loan of the Government of Mongolia's state-owned entity which owns its interest in OTLLC ("Erdenes Oyu Tolgoi").
•	Turquoise Hill and Rio Tinto have agreed to an amended and restated Heads of Agreement (the "Amended HoA"), replacing the prior Heads of Agreement dated April 9, 2021. The Amended HoA delineates a funding arrangement to address Turquoise Hill's estimated US$3.4 billion incremental funding requirement. Key elements of the Amended HoA include:
•	pursuing the rescheduling of principal repayments of existing debt ("Re-profiling") to potentially reduce the base case funding requirement by up to US$1.7 billion;
•	seeking to raise up to US$500 million of senior supplemental debt ("SSD");
•	Rio Tinto committing to provide a co-lending facility, incremental to the Re-profiling and the SSD, of up to US$750 million to be made available once sustainable production from Panel 0 has been achieved (currently expected in H1 2023);
•	Rio Tinto committing to provide a short-term bridge financing directly to Turquoise Hill by way of one or more secured advances up to a maximum of US$300 million, which would be indirectly repaid out of the proceeds of the US$750 million co-lending facility; and
•	Turquoise Hill agreeing to conduct an equity offering in a form of its choosing of at least US$650 million (including a Rio Tinto pro rata participation) by no later than August 31, 2022.
•	Once the Mongolian grid is capable of reliably meeting Oyu Tolgoi's power requirements, the Electricity Supply Agreement provides the framework for OTLLC to obtain access to a reliable and secure domestic power source.

Terms agreed between Oyu Tolgoi stakeholders with respect to project financing and Erdenes Oyu Tolgoi's carry account loan do not impact the Entrée/Oyu Tolgoi joint venture, which is governed by the terms of the joint venture agreement between OTLLC and Entrée.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects - the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm, Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 25%, 9% and 7% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; timing and status of Oyu Tolgoi underground development; the expected timing of sustainable production from Panel 0 on the Oyu Tolgoi mining licence; the nature of Turquoise Hill's ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi following the implementation of the comprehensive new agreement entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia; successful commencement of the Panel 0 undercut; the amount of any future funding gap to complete the Oyu Tolgoi project; liquidity, Oyu Tolgoi project funding sources and Oyu Tolgoi project funding requirements; the mine design for Hugo North Lift 1 and the related cost and production schedule implications; capital, financing and project development risk; the re-design studies for Panel 1 and the possible outcomes, content and timing thereof; expected copper and gold grades;  the timing and amount of future production and potential production delays; estimates of capital and operating costs, mill throughput, cash flows and mine life; the expectations set out in Entrée's 2021 Technical Report on the Entrée/Oyu Tolgoi JV Property; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, and the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; and the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill.

With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Turquoise Hill and Rio Tinto and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi following the implementation of the comprehensive agreement with the Government of Mongolia; successful commencement of the Panel 0 undercut; actual timing of first sustainable production from Panel 0 as well as the lifting of restrictions by the Government of Mongolia on the ability of OTLLC to incur additional indebtedness; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the implementation and successful execution of the funding plan that is the subject of the Amended HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi underground project and the amount and potential sources of additional funding required therefor, all as contemplated by the Amended HoA, as well as potential delays in the ability of Turquoise Hill or OTLLC to proceed with the funding elements contemplated by the Amended HoA; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labor, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social license to operate; accidents, labor disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgments in the course of preparing forward-looking statements; and those factors discussed in the section entitled "Critical Accounting Estimates, Risks and Uncertainties" in the Company's most recently filed Management's Discussion & Analysis and in the section entitled "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

View original content:https://www.prnewswire.com/news-releases/entree-resources-welcomes-start-of-oyu-tolgoi-underground-mine-and-announcement-of-renewed-partnership-with-government-of-mongolia-301468092.html

SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/January2022/25/c7545.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 16:51e 25-JAN-22